SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release                                                                             9 October, 2006

                                                            SkyePharma PLC

                                             SkyePharma Appoints Company Secretary

LONDON,  ENGLAND,  9 October,  2006 -- SkyePharma PLC (LSE:  SKP;  Nasdaq:  SKYE) today  announces that it has appointed John Murphy as
Company Secretary.

John is a lawyer  with  extensive  experience  in legal and  company  secretarial  roles in  listed  pharmaceutical  and  biotechnology companies  including  Medeva,  Celltech and  Pharmagene.  John joined  SkyePharma on 1st March this year as General Counsel and will be combining both roles in the Company.

For further information please contact:

SkyePharma PLC                                                                      +44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Sandra Haughton, US Investor Relations                                              +1 212 753 5780

Buchanan Communications                                                             +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                                                     +1 617 583 1308
Seth Lewis

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now twelve approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   October 9, 2006